Exhibit 2.2

James LaGanke, P.C.
202 East Earll Drive, Suite 340
Phoenix, Arizona  85012
(602) 279-6399
Fax:  (602) 279-5509
James M. LaGanke/SBN 006913

Attorney for Debtor


                         UNITED STATES BANKRUPTCY COURT

                               DISTRICT OF ARIZONA

In re:                                  )   Chapter 11
                                        )
VISTA FINANCIAL SERVICES, INC., an      )   No. 93-05704-PHX-GBN
Arizona corporation,                    )
                                        )
                  Debtor.               )
                                        )
Employer I.D. #86-0464104               )
                                        )
________________________________________)

                        AMENDED ORDER CONFIRMING DEBTOR'S
                         MODIFIED PLAN OF REORGANIZATION

     This matter came before the court on November 27, 1996, on the Debtor's Motion to Amend Debtor's Plan of Reorganization as modified by Order of July 20, 1996; and it appearing that the Motion was noticed to all creditors and parties in interest and that no objection was filed within the time set in the Notice of Hearing nor made at the hearing; and it further appearing that the modification is in the best interests of creditors, is feasible and meets the requirements of ss.ss. 1122, 1123 and 1145; and good cause appearing, it is

     ORDERED that Debtor's Plan of Reorganization is amended and modified as follows:

     1. The Debtor shall forthwith transfer all assets and post petition liabilities (known to the buyers) to James Scannell and Carl Gottlieb (or nominee) known to the buyers in exchange for $15,000 to be payable on or before November 30, 1996. All such post petition liabilities known to the purchasers shall be the responsibility of the new entity to be known as Vista Financial Services, Inc.

     2. $15,000 shall be disbursed forthwith upon receipt, pro rata, to all unsecured creditors in full satisfaction of all claims. All pre-petition indebtedness shall be fully satisfied and discharged upon the making of the pro rata distribution of said funds to said creditors.

     3. All stock certificates now owned by Century Pacific Corporation (a debtor in case No. 96-00935) ("Century Pacific") in the debtor shall be canceled in exchange for new shares of the debtor comprising 2-1/2% of the total shares of the Debtor to be outstanding and issued following the issuance of all shares pursuant to this Amended Plan; these new shares are forthwith to be issued, pro rata, to the shareholders of record of Century Pacific. Further, additional new shares amounting to 2-1/2% of the total shares of Vista to be issued and outstanding following the issuance of all shares pursuant to this Amended Plan shall be held as an asset of Century Pacific for distribution under a Century Pacific Plan of Reorganization. Debtor shall have fulfilled all its obligations to Century Pacific upon delivery of such shares.

     4. The administrative claim of the 4909 East McDowell Joint Venture for rent accruing after September 30, 1996, shall be fully satisfied by issuing new stock certificates of the debtor to said administrative creditor or to its nominee. Said certificates shall comprise ninety-five percent (95%) of the outstanding and issued stock of the Debtor that exists following the issuance of all the stock authorized by this Order.

     5. The Debtor shall change its name prior to issuance of the new certificates and the name "Vista Financial Services, Inc." shall be transferred to the purchasers.

     The sale shall be concluded upon payment of the $15,000 due hereunder.

     DATED: December 27, 1996

                                        /s/ George B. Nielsen
                                        ----------------------------------------
                                        The Honorable George B. Nielsen, Jr.